

Joel S. Lawson IV

Anchor Bancorp Needs a Direct Shareholder Representative

October 2015

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Disclaimer

- THIS PRESENTATION IS FOR DISCUSSION AND GENERAL INFORMATIONAL PURPOSES ONLY. IT DOES NOT HAVE REGARD TO THE SPECIFIC INVESTMENT OBJECTIVE, FINANCIAL SITUATION, SUITABILITY, OR THE PARTICULAR NEED OF ANY SPECIFIC PERSON WHO MAY RECEIVE THIS PRESENTATION, AND SHOULD NOT BE TAKEN AS ADVICE ON THE MERITS OF ANY INVESTMENT DECISION. THIS PRESENTATION IS NOT AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY INTERESTS IN A FUND OR INVESTMENT VEHICLE MANAGED BY JOEL S. LAWSON IV ("MR. LAWSON") AND IS BEING PROVIDED TO YOU FOR INFORMATIONAL PURPOSES ONLY. THE VIEWS EXPRESSED HEREIN REPRESENT THE OPINIONS OF MR. LAWSON, AND ARE BASED ON PUBLICLY AVAILABLE INFORMATION WITH RESPECT TO ANCHOR BANCORP (THE "ISSUER"). CERTAIN FINANCIAL INFORMATION AND DATA USED HEREIN HAVE BEEN DERIVED OR OBTAINED FROM PUBLIC FILINGS, INCLUDING FILINGS MADE BY THE ISSUER WITH THE SECURITIES AND EXCHANGE COMMISSION ("SEC"), AND OTHER SOURCES.

- MR. LAWSON HAS NOT SOUGHT OR OBTAINED CONSENT FROM ANY THIRD PARTY TO USE ANY STATEMENTS OR INFORMATION INDICATED HEREIN AS HAVING BEEN OBTAINED OR DERIVED FROM STATEMENTS MADE OR PUBLISHED BY THIRD PARTIES. ANY SUCH STATEMENTS OR INFORMATION SHOULD NOT BE VIEWED AS INDICATING THE SUPPORT OF SUCH THIRD PARTY FOR THE VIEWS EXPRESSED HEREIN. NO WARRANTY IS MADE THAT DATA OR INFORMATION, WHETHER DERIVED OR OBTAINED FROM FILINGS MADE WITH THE SEC OR FROM ANY THIRD PARTY, ARE ACCURATE. NO AGREEMENT, ARRANGEMENT, COMMITMENT OR UNDERSTANDING EXISTS OR SHALL BE DEEMED TO EXIST BETWEEN OR AMONG MR. LAWSON AND ANY THIRD PARTY OR PARTIES BY VIRTUE OF FURNISHING THIS PRESENTATION.

- EXCEPT FOR THE HISTORICAL INFORMATION CONTAINED HEREIN, THE MATTERS ADDRESSED IN THIS PRESENTATION ARE FORWARD-LOOKING STATEMENTS THAT INVOLVE CERTAIN RISKS AND UNCERTAINTIES. YOU SHOULD BE AWARE THAT ACTUAL RESULTS MAY DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS.

- MR. LAWSON SHALL NOT BE RESPONSIBLE OR HAVE ANY LIABILITY FOR ANY MISINFORMATION CONTAINED IN ANY SEC FILING, ANY THIRD PARTY REPORT OR THIS PRESENTATION. THERE IS NO ASSURANCE OR GUARANTEE WITH RESPECT TO THE PRICES AT WHICH ANY SECURITIES OF THE ISSUER WILL TRADE, AND SUCH SECURITIES MAY NOT TRADE AT PRICES THAT MAY BE IMPLIED HEREIN. THE ESTIMATES, PROJECTIONS AND PRO FORMA INFORMATION SET FORTH HEREIN ARE BASED ON ASSUMPTIONS WHICH MR. LAWSON BELIEVES TO BE REASONABLE, BUT THERE CAN BE NO ASSURANCE OR GUARANTEE THAT ACTUAL RESULTS OR PERFORMANCE OF THE ISSUER WILL NOT DIFFER, AND SUCH DIFFERENCES MAY BE MATERIAL. THIS PRESENTATION DOES NOT RECOMMEND THE PURCHASE OR SALE OF ANY SECURITY.

- MR. LAWSON RESERVES THE RIGHT TO CHANGE ANY OF HIS OPINIONS EXPRESSED HEREIN AT ANY TIME AS HE DEEMS APPROPRIATE. MR. LAWSON DISCLAIMS ANY OBLIGATION TO UPDATE THE INFORMATION CONTAINED HEREIN.

- UNDER NO CIRCUMSTANCES IS THIS PRESENTATION TO BE USED OR CONSIDERED AS AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITY.

Executive Summary

- Anchor Bancorp ("Anchor" or the "Company") is deeply undervalued

- The Company has a history of operational underperformance
  - Anchor consistently trails its peers in relevant metrics including loan growth, Return on Average Assets (ROAA) and Return on Equity (ROE)

- Anchor has no realistic path to earning its cost of capital due to its low ROAA and excess capital

- Change to the Board of Directors (the "Board") is needed NOW – shareholders deserve direct representation
  - The Board has failed to open-mindedly consider all options necessary to unlock shareholder value
  - The Board is stale, lacks true independence and needs a renewed focus on shareholder value

- My addition to the Board would contribute a shareholder's perspective, independence and deep experience in the financial sector

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Why I Invested in Anchor Bancorp

- I believe Anchor is undervalued and opportunities exist to unlock value

  - Anchor priced its IPO offering in January 2011 at a large discount to its Tangible Book Value (TBV) at the minimum of proposed total equity raise

    - According to the prospectus for the offering, this minimum represented a Price-to-TBV of approximately 38%, well below its peers

  - Anchor announced an increase in its provision for loan losses in April 2011 shortly after completing its IPO, due to its elevated levels of non-performing assets

  - From January 2011 to September 2011, the Company reported losses of $9.8mm, causing its stock to drop from $10 to a low of approximately $5.50 in the October to November 2011 time frame

    - At this point, I began adding to my position, as I believed the Company would not have to raise capital to maintain well-capitalized regulatory ratios, and the Company's losses would eventually be reduced from 2011 levels

- Today, Anchor trades below its true value, largely as a result of operational missteps and lack of proper Board oversight

History of Operational Underperformance

Anchor has Significantly Trailed its Peers in Terms of Loan Growth

Loan Growth	June '14	June '15	Yoy change
Timberland Bancorp	591.4	668.4	13.0%
Pacific Financial Corp	547.3	603.6	10.3%
FS Bancorp	331.0	442.5	33.7%
Riverview Bancorp	547.0	570.2	4.2%
First Financial Northwest	688.4	669.9	-2.7%
Peer Average			**11.7%**
Anchor Bancorp	286.2	287.2	0.3%
Difference			-11.4%

Source: Public Filings
Numbers in millions ($)

Anchor's Return on Average Assets (ROAA) Consistently Lags its Peers

Peers - LTM ROAA	Sept '14	Dec '14	March '15	June '15	Average
Timberland Bancorp	0.88%	0.92%	0.75%	1.11%	0.92%
Pacific Financial Corp	0.74%	0.59%	0.59%	0.82%	0.69%
FS Bancorp	0.99%	1.22%	1.60%	1.99%	1.45%
Riverview Bancorp	0.52%	0.55%	0.73%	0.75%	0.64%
First Financial Northwest	1.21%	1.27%	0.96%	1.00%	1.11%
Peer Average	**0.87%**	**0.91%**	**0.93%**	**1.13%**	**0.96%**
Anchor Bancorp	0.12%	0.35%*	0.33%	0.67%	0.37%
Difference	**-0.75%**	**-0.56%**	**-0.60%**	**-0.46%**	**-0.59%**

*Dec '14 numbers are estimated, and exclude the non-recurring reversal of the valuation allowance on deferred tax assets

Source: Public Filings

Anchor's Core ROAA is Only Estimated to be 30-40 bps

	3Q '14	4Q '14	1Q '15	2Q '15
Net interest income	**3.428**	**3.453**	**3.438**	**3.491**
Provision	-	-	-	-
NIM after provision	**3.428**	**3.453**	**3.438**	**3.491**
Non-interest income	**0.983**	**1.025**	**0.839**	**1.655**
Gain on sales of investments	0.047	-	-	0.162
Gain on sale of loans	(0.006)	(0.005)	(0.010)	0.005
BOLI gain on death benefit	-	-	-	0.479
Recurring non-interest income	**0.942**	**1.030**	**0.849**	**1.009**
Non-interest expense	**4.298**	**4.026**	**3.844**	**4.638**
REO impairment	0.037	0.093	0.020	(0.118)
REO holding costs	0.154	0.062	0.031	0.020
Loss on sale of PP&E	-	-	-	0.758
(Gain) loss on sale of REO	(0.001)	(0.114)	(0.161)	(0.014)
Recurring non-interest expense	**4.108**	**3.985**	**3.954**	**3.992**
Recurring pre-provision, pre-tax income	**0.262**	**0.498**	**0.333**	**0.508**
Estimated normalized tax rate*	30%	30%	30%	30%
Recurring income	0.183	0.349	0.233	0.356
Core ROAA	**0.19%**	**0.37%**	**0.25%**	**0.38%**
Average assets	387.3	381.5	377.9	378.8

*tax rate lower than statutory rates due to high mix of BOLI as a % total revenues

Source: Public Filings
Numbers in millions ($)

Anchor's Return on Equity (ROE) Consistently Trails its Peers

Peers - LTM ROE	Sept '14	Dec '14	March '15	June '15	Average
Timberland Bancorp	8.04%	8.29%	6.86%	10.03%	8.31%
Pacific Financial Corp	7.55%	5.98%	6.05%	8.44%	7.01%
FS Bancorp	7.24%	9.46%	12.68%	16.35%	11.43%
Riverview Bancorp	4.26%	4.45%	5.93%	6.07%	5.18%
First Financial Northwest	5.98%	6.73%	4.94%	5.28%	5.73%
Peer Average	**6.61%**	**6.98%**	**7.29%**	**9.23%**	**7.53%**
Anchor Bancorp	0.86%	2.50%*	2.32%	4.82%	2.63%
Difference	**-5.75%**	**-4.48%**	**-4.97%**	**-4.41%**	**-4.90%**
					2.63%

*Dec '14 numbers are estimated, and exclude the non-recurring reversal of the valuation allowance on deferred tax assets

Source: Public Filings

Anchor is Significantly Under-Earning its Cost of Capital

- Based on my analysis, Anchor's cost of capital is approximately 10% and it has a Tangible Common Equity (TCE) to Tangible Assets (TA) ratio of 16.8%

- On a LTM basis, Anchor's ROE was approximately 2.63% (excluding the non-recurring reversal of the valuation allowance against its deferred tax assets)

- Assuming a more normalized peer TCE to TA ratio of 9%, the Company has approximately $30mm in excess capital

- The Company's low ROAA of 30-40 bps coupled with its excess capital position is causing it to significantly under-earn its cost of capital

Every year the Company earns less than its cost of capital, its shareholders suffer

Anchor has no Realistic Path to Earn its Cost of Capital

Anchor has no Realistic Path to Earn its Cost of Capital

- To achieve the necessary 10% ROE to earn its cost of capital, the Company would need to deploy its $30mm of excess capital in a prudent and timely manner

- Unfortunately, the Company's options on a stand-alone basis appear to be limited to:

  - Achieve unprecedented loan growth

  - Undertake an impractical share repurchase program

Anchor cannot realistically leverage its excess capital in a reasonable time frame

Unrealistic Option 1: Loan Growth

- To utilize its excess capital, Anchor would need additional net loan production of $300mm (assuming leverage of 10x)

  - This would require a staggering 105% increase in gross loans versus the current loan portfolio of $287mm

- Unfortunately, Anchor has been unable to demonstrate consistent loan growth as its loan portfolio was reported as follows for the past 5 years

  - June 2011: gross loans of $333mm

  - June 2012: gross loans of $295mm

  - June 2013: gross loans of $283mm

  - June 2014: gross loans of $286mm

  - June 2015: gross loans of $287mm

    Source: Public Filings

Unrealistic Option 2: Share Repurchase Program

- If the Company were to utilize its excess capital in a share repurchase program, the Company would have to retire approximately 53% of its outstanding shares (assuming an average cost of $22 per share)

- Assuming Anchor earns 40 bps ROAA and completes an aggressive 10% repurchase of its shares in one year, the Company is destroying shareholder value in present value terms

  - The Company's present value declines by approximately 5% under this scenario (See Annex 1)

- Even if Anchor simultaneously pursued an aggressive loan growth and share repurchase strategy, I believe that it would take more than five years for Anchor to fully utilize this capital

Board Change is Needed <u>NOW</u> – Shareholders Deserve Direct Representation

Anchor Needs Truly Independent Directors who will Evaluate ALL Options to Maximize Shareholder Value

- Anchor currently trades at approximately $22 per share

- My analysis indicates that Anchor could be worth between $27 and $30 per share in an M&A transaction (see <u>Annex 2</u>)

  - This represents a considerable premium to Anchor's current share price, and a valuation that the Company has no realistic path to achieve on a stand-alone basis

  - Given that Anchor's peers trade at an approximately 12x earnings, to achieve this valuation on a stand-alone basis, Anchor would need to earn approximately $6.1mm in net income, representing a 550% increase to its estimated LTM net income of $1.1 mm

Comparable Trading Valuations

- While Anchor's peers trade at an average Price-Earnings (P/E) ratio of 12.2x, Anchor is trading at an unsustainable 39.5x

Peers - Valuation	Ticker	LQA EPS	Last Price	P / E Ratio
Timberland Bancorp	TSBK	$ 1.24	$ 10.57	8.5x
Pacific Financial Corp	PFLC	$ 0.60	$ 6.60	11.0x
FS Bancorp	FSBW	$ 3.72	$ 23.74	6.4x
Riverview Bancorp	RVSB	$ 0.28	$ 4.89	17.5x
First Financial Northwest	FFNW	$ 0.68	$ 12.06	17.7x
Peer Average				**12.2x**
Anchor Bancorp	ANCB	$0.56*	$ 22.10	39.5x

* annualized $356k in estimated June 2015 recurring net income, divideded by 2.55mm shares

Source: Public Filings

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Anchor's "Outperformance" is solely due to its extremely discounted demutualization pricing

	IPO Date	Today		
	1/26/2010	10/6/2015	Price Change	TSR w/ dividends
SPDR S&P Regional Banking ETF (KRE)	$ 24.13	$ 41.47	72%	89%
Anchor Bancorp	$ 10.00	$ 22.00	120%	120%
TBV as of June 2010	$ 26.51			31%
Discount to TBV	**38%**			

	IPO Date	Today		
	1/26/2010	10/6/2015	Price Change	TSR w/ dividends
SPDR S&P Regional Banking ETF (KRE)	$ 24.13	$ 41.47	72%	89%
Anchor Bancorp	$ 15.91	$ 22.00	38%	38%
TBV as of June 2010	$ 26.51			-50%
Discount to TBV	**60%**			

	IPO Date	Today		
	1/26/2010	10/6/2015	Price Change	TSR w/ dividends
SPDR S&P Regional Banking ETF (KRE)	$ 24.13	$ 41.47	72%	89%
Anchor Bancorp	$ 18.56	$ 22.00	19%	19%
TBV as of June 2010	$ 26.51			-70%
Discount to TBV	**70%**			

Anchor's Valuation as stand-alone Company v. its M&A Value

- If Anchor were to trade at a P/E ratio similar to its peers on a stand-alone valuation, I believe the share price would fall significantly; however, at the same time, the Company trades at a material discount to its M&A value

Anchor Bancorp - stand-alone valuation	LQA EPS		Value	P / E Ratio	% Change
High-end of comps	$	0.56	$	9.91	17.7x	-55%
Low-end of comps	$	0.56	$	3.58	6.4x	-84%

Anchor Bancorp - M&A valuation		Value	% Change
Low-end valuation	$	27.00	22%
High-end valuation	$	30.00	36%

Estimates based off of publicly available information

The Board Has Consistently Resisted Shareholder Input

- In 2013, the Board wasted shareholder capital fighting my non-binding proposal seeking to allow shareholders to voice their opinions as to whether the Company should consider hiring an investment banking firm to evaluate potential strategic alternatives

- Now the Board is resisting my election as a shareholder representative hiding behind a bylaw provision that states that any non-Washington resident elected to the Board shall be considered to have automatically resigned if such resignation is accepted by the Board

  - First, limiting the talent pool of directors to residents of Washington is poor corporate governance and a disservice to shareholders

  - Second, the Board should NOT accept the automatic resignation of an elected director that shareholders have voted in to represent them – anything to the contrary is blatant disregard of the shareholders' will

The Board Lacks Proper Focus on Delivering Shareholder Value

- The Board is stale
  - The average tenure of the incumbents is nearly 19 years
  - The Board has seen only two new additions since 1998

- The long tenure of the incumbents raises questions as to whether such directors are truly independent

- The Board is in need of a **truly independent director**

Change on the Board is critical to ensure renewed focus and commitment on delivering shareholder value

Direct Shareholder Representation is Needed on the Board NOW

- Unlocking shareholder value at Anchor requires:
  - Open-minded evaluation of all viable alternatives
  - Fresh perspective in the boardroom
  - True director independence
  - Direct representation of shareholders' best interests in Board decision-making

- This Board's poor track record of overseeing sustained underperformance, long tenures, questionable independence and resistance to shareholder input casts serious doubt on whether the Board as currently composed has the commitment to pursue initiatives to unlock shareholder value

- My addition to the Board contributes shareholder perspective, independence and deep experience in the financial sector

Joel S. Lawson IV

- With ownership of approximately 8.9% of Anchor's outstanding shares, I am a significant and long-standing shareholder who will bring an owner's perspective to the boardroom

- As the managing member of an investment firm specializing in the financial sector and as a director of two bank holding companies, I will bring relevant business and financial experience to the Board and a commitment to assessing and executing on initiatives to unlock shareholder value

Joel S. Lawson IV

- Managing member of Cloister Capital LLC, a firm which invests primarily in orphaned and undervalued securities in the financial sector, since August 2011

- Director of:
  - Biscayne Bancshares, Inc., a privately-held bank holding company based in Miami, since November 2013
  - Regent Bancorp Inc. (OTC:RGTB), a bank holding company based in Fort Lauderdale, since April 2015

- Senior analyst at Anchorage Capital Group LLC, a hedge fund focused on credit, equity, and special situation investing, from July 2004 to August 2011

- *Summa cum laude* from the Wharton School at the University of Pennsylvania with a Bachelor of Science in Economics, duel concentrating in finance and accounting

Annex 1

Anchor Bancorp - M&A Value (end of June 2016)

Assume 10% buyback completed at $22 per share

Assume the company is able to earn 40 bps ROAA over the fiscal year 2016

Assets	379.0	379.0	379.0
Estimated stand-alone ROAA	0.30%	0.35%	0.40%
Estimated stand-alone net income	1.1	1.3	1.5
LTM recurring non-interest expense	16.0	16.0	16.0
Cost savings	30%	30%	30%
Pre-tax cost savings	4.8	4.8	4.8
Taxes	40%	40%	40%
After-tax additional net income	2.9	2.9	2.9
Pro-forma net income	4.0	4.2	4.4
P/E multiple	9.5x	10.0x	10.5x
Business value	38.2	42.1	46.2
Assets	379.0	379.0	379.0
Targeted leverage ratio	8.50%	8.50%	8.50%
Capital requirements	32.2	32.2	32.2
Current TCE (excluding the DTA)	49.3	49.3	49.3
Excess capital (excluding the DTA)	17.1	17.1	17.1
NOL valuation on 382			
Company value (including PV (DTA))	64.3	68.2	72.4
Tax-exempt rate (as of Sept 2015)	2.82%	2.82%	2.82%
Annual usage limitation	1.8	1.9	2.0
DTA (as of June 2015)	8.9	8.9	8.9
Years of usage for acquirer	5	5	4
Discount rate on tax shield	6.00%	6.00%	6.00%
PV (DTA)	7.5	7.6	7.6
40 bps ROAA for fiscal year 2016	1.5	1.5	1.5
Enterprise value	64.3	68.2	72.4
Shares outstanding as of June 2015	2.295	2.295	2.295
Future Target Price	$ 28.00	$ 29.73	$ 31.54
Increase in franchise value	$ 1.17	$ 1.35	$ 1.53
Discount rate	10%	10%	10%
Years	1.00	1.00	1.00
Discount factor	0.91	0.91	0.91
Present value - Target Price	$ 25.46	$ 27.03	$ 28.67
Destruction in Shareholder Value	$ (1.38)	$ (1.36)	$ (1.34)
% Change in Shareholder Value	-5%	-5%	-4%

Annex 2

Anchor Bancorp - M&A Value (end of June 2015)			
Assets	379.0	379.0	379.0
Estimated stand-alone ROAA	0.30%	0.35%	0.40%
Estimated stand-alone net income	1.1	1.3	1.5
LTM recurring non-interest expense	16.0	16.0	16.0
Cost savings	30%	30%	30%
Pre-tax cost savings	4.8	4.8	4.8
Taxes	40%	40%	40%
After-tax additional net income	2.9	2.9	2.9
Pro-forma net income	4.0	4.2	4.4
P/E multiple	9.5x	10.0x	10.5x
Business value	38.2	42.1	46.2
Assets	379.0	379.0	379.0
Targeted leverage ratio	8.50%	8.50%	8.50%
Capital requirements	32.2	32.2	32.2
Current TCE (excluding the DTA)	54.9	54.9	54.9
Excess capital (excluding the DTA)	22.7	22.7	22.7
NOL valuation on 382			
Company value (including PV (DTA))	68.4	72.4	76.5
Tax-exempt rate (as of Sept 2015)	2.82%	2.82%	2.82%
Annual usage limitation	1.9	2.0	2.2
DTA (as of June 2015)	8.9	8.9	8.9
Years of usage for acquirer	5	4	4
Discount rate on tax shield	6.00%	6.00%	6.00%
PV (DTA)	7.6	7.6	7.7
Enterprise value	68.4	72.4	76.5
Shares outstanding as of June 2015	2.550	2.550	2.550
Target price	$ 26.83	$ 28.39	$ 30.01

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